Exhibit 99.27

Date: June 23, 2011
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BURCON NUTRASCIENCE CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	20-07-2011
Record Date for Voting (if applicable) :	20-07-2011
Beneficial Ownership Determination Date :	20-07-2011
Meeting Date :	01-09-2011
Morris J. Wosk Centre for Dialogue
Meeting Location (if available) :	580 West Hastings Street,
Vancouver, B.C., V6B 1L6

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	120831102	CA1208311029

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for BURCON NUTRASCIENCE CORPORATION